SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                          The Procter & Gamble Company

                                (Name of Issuer)

                    The Procter & Gamble Company Common Stock

                         (Title of Class of Securities)

                                   742718 10 9
                                 (CUSIP Number)

CUSIP No. 742718 10 9
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1)   Names of Reporting Persons; S.S. or I.R.S. Identification
     Nos. of Above Persons

     The Trustees of The Employee Stock Ownership Trust of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the "Trust"); I.R.S. Identification Number 31-1261745
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2)   Check the Appropriate Box if a Member of a Group:

     (a)  Not Applicable

     (b)  Not Applicable

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3)   SEC Use Only

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4)   Citizenship or Place of Organization:

     Two Procter & Gamble Plaza, Cincinnati, Ohio 45202
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Number of      (5)  Sole Voting Power:  0
Shares Bene-   _____________________________________________________________
ficially
Owned by       (6)  Shared Voting Power:  As of December 31, 1999, 57,043,069
Each Report-        shares of Series A ESOP Convertible Class A Preferred
ing Person          Stock and 37,284,836 shares of Series B ESOP Convertible
with:               Class A Preferred Stock, both of which carry 1 vote per
                    share and are convertible at any time into shares of The
                    Procter & Gamble Company Common Stock. Under the terms of the Trust, Plan participants are entitled to instruct the Trustees on how to vote shares allocated to their accounts.

               ------------------------------------------------------------
               (7) Sole Dispositive Power: As of December 31, 1999, 57,043,069 shares of Series A ESOP Convertible Class A Preferred Stock and 37,284,836 shares of Series B ESOP Convertible Class A Preferred Stock, both of which carry 1 vote per share and are convertible at any time into shares of The Procter & Gamble Company Common Stock.

               ------------------------------------------------------------

               (8)  Shared Dispositive Power:  0
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9)   Aggregate Amount Beneficially Owned by Each Reporting Person:

     As of December 31, 1999, 57,043,069 shares of Series A ESOP Convertible Class A Preferred Stock and 37,284,836 shares of Series B ESOP Convertible Class A Preferred Stock, both of which carry 1 vote per share and are convertible at any time into shares of The Procter & Gamble Company Common Stock.

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10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                 Not Applicable

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11)  Percent of Class Represented by Amount in Row 9:

     6.6% of class outstanding at December 31, 1999.
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12)  Type of Reporting Person:  EP
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                                  SCHEDULE 13G

Item 1(a) -    Name of Issuer:  The Procter & Gamble Company

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               One Procter & Gamble Plaza, Cincinnati, Ohio 45202

Item 2(a) -    Name of Person Filing:   The Trustees of the Employee Stock
                                        Ownership Trust of The Procter &
                                        Gamble Profit Sharing Trust and
                                        Employee Stock Ownership Plan

Item 2(b) -    Address of Principal Business Office:

               Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

Item 2(c) - Citizenship:

               The Trust is organized under the laws of the United States; its offices are located in the State of Ohio.

Item 2(d) - Title of Class of Securities:

               The Procter & Gamble Company Common Stock

Item 2(e) -    CUSIP Number:  742718 10 9

Item 3 - If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (f)    x       Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund

Item 4 - Ownership:

               (a) Amount Beneficially Owned: As of December 31, 1999, 57,043,069 shares of the Series A ESOP Convertible Class A Preferred Stock and 37,284,836 shares of Series B ESOP Convertible Class A Preferred Stock, both of which carry 1 vote per share and are convertible at any time into shares of The Procter & Gamble Company Common Stock.

               (b)  Percent of Class:  6.6% (Rounded to nearest tenth)

               (c)  Number of shares as to which such person has:

                      (i)     Sole Power to Vote or to Direct the Vote:  0

                     (ii) Shared Power to Vote or to Direct the Vote: As of December 31, 1999, 57,043,069 shares of the Series A ESOP Convertible Class A Preferred Stock and 37,284,836 shares of Series B ESOP Convertible Class A Preferred Stock, both of which carry 1 vote per share and are convertible at any time into shares of The Procter & Gamble Company Common Stock. Under the terms of the Trust, Plan participants are entitled to instruct the Trustees on how to vote shares allocated to their accounts.

                    (iii) Sole Power to Dispose or to Direct the Disposition of: As of December 31, 1999, 57,043,069 shares of the Series A ESOP Convertible Class A Preferred Stock and 37,284,836 shares of Series B ESOP Convertible Class A Preferred Stock both of which carry 1 vote per share and are convertible at any time into shares of The Procter & Gamble Company Common Stock.

                     (iv) Shared Power to Dispose or to Direct the Disposition of: 0

Item 5    -    Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6    -    Ownership of More than Five Percent on Behalf of Another
               Person:  Not Applicable

Item 7    -    Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on By the Parent Holding
               Company:  Not Applicable

Item 8    -    Identification and Classification of Members of the Group:
               Not Applicable

Item 9    -    Notice of Dissolution of Group:  Not Applicable

Item 10   -    Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               The filing of this statement shall not be construed as an admission that such person named in Item 2(a) is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act or any other section of such Act, the beneficial owner of any securities covered by the statement.

               Dated:  February 10, 2000


                                        The Employee Stock Ownership Trust of
                                        The Procter & Gamble Profit Sharing
                                        Trust and Employee Stock Ownership
                                        Plan

                                        /s/T. J. MESS
                                        -----------------------------------
                                        T. J. Mess, Secretary to the
                                        Trustees of the Plan
                                        February 10, 2000